Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

August 24, 2023

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:
PruLife® Custom Premier II submission

Pruco Life Insurance Company (“Pruco Life”)
Pruco Life Variable Universal Account
Registration Statements on Form N-6 Nos. 333-229276, 811-05826

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”)
Pruco Life of New Jersey Variable Appreciable Account
Registration Statements on Form N-6 Nos. 333-229277, 811-03974

Mr. Zapata:

The purpose of this correspondence is to respond to Staff comments received telephonically on August 18, 2023. The Staff’s comments relate to the prospectus that was filed on June 30, 2023, for Pruco Life Insurance Company’s PruLife® Custom Premier II (“CPII”) N-6 registration statement (File No. 333-229276). We are responding to these comments with the understanding that the same comments and responses apply to corresponding portions of the registration statement under file number 333-229277, filed on the same date by Pruco Life Insurance Company of New Jersey.

Upon acceptance of our revisions and/or resolution of any further comments, we will file post-effective amendments for the N-6 registration statements that will include revised disclosures, required exhibits, and company and separate account financial statements. If the Staff has any further comments, we would appreciate if those could be provided by September 7, 2023.

The Staff’s comments and our responses are below.

1.General Filing Comment

Does the Company intend to file additional prospectuses for future versions of CPII within this registration statement?

Response: The Company confirms that it may file another prospectus for a future version of CPII within this registration statement if the products are substantially similar. Historically the Company has stacked no more than three prospectuses within a registration statement (e.g., Registration Nos. 333-112808, 333-112809, 333-158634, and 333-237297), and does not anticipate exceeding that number in the future.

2.OVERVIEW OF THE CONTRACT

Brief Description Of the Contract, second paragraph: The Staff has objected to this language1 in the past; why is it included in this prospectus?

Response: On November 23, 2020, the Staff identified this language which had been on the Cover Page of Registration No. 333-158634 and asked the Company to consider removing or explain why the language was needed. On December 10, 2020, the Company responded as follows:

“This language will be removed from the Cover Page and placed as the second paragraph in the section “Brief Description of the Contract”. This language explains that providing the prospectus does not constitute investment advice and reminds contract owners that they should contact their financial professional if they are seeking advice. This disclosure is important given the recent development of fiduciary rules and best interest standards at both the state and federal level.”

Consistent with this explanation, the Company has included this language in the Brief Description of the Contract in each prospectus for each product that it has sold since 2020. We believe this disclosure continues to be important and relevant and should remain in this section of the prospectus.

3.FEE TABLE

Sales Charge On Premiums (load): Why is this charge broken into two elements (“Up To Sales Load Target Premium” and “In Excess Of Sales Load Target Premium”) if both elements have the same Guaranteed and Current Charges? Please correct or clarify this row of the Fee Table, as well as the corresponding Sales Charge On Premium subsection and any other relevant sections of the prospectus if necessary.

Response: As described further in the Sales Charge On Premium subsection of the CHARGES AND EXPENSES section, the product is designed to allow different current sales charges on amounts up to sales load target premium and amounts in excess of sales load
1 “This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client or prospective clients. The information is not intended as investment advice and is not a recommendation about managing or investing finances in a variable insurance product. Clients seeking information regarding their particular investment needs should contact a financial professional.”

target premiums. However, as also explained in that subsection, those two charges are currently the same for this product. Consistent with the Staff’s comments, the Fee Table has been updated to reflect one set of charges for Sales Charge On Premiums with a footnote explaining that "Currently, the same Sales Charge On Premiums percentages apply to premium amounts up to the Sales Load Target Premium and premium amounts in excess of the Sales Load Target Premium." We do not believe any additional updates are required with respect to the prospectus description of the Sales Charge On Premiums.

4.CHARGES AND EXPENSES

Surrender Charge. Clarify what “this period” refers to in the last sentence of the first paragraph of this subsection (“We do not deduct a surrender charge from the Death Benefit if the insured dies during this period”).

Response: The phrase “this period” refers to the first sentence of this subsection, which explains that “We assess a surrender charge if during the first 10 Contract Years the Contract lapses[.]”. The Company has clarified the last sentence, as follows:

We ~~do not~~ will never deduct a surrender charge from the Death Benefit ~~if the insured dies during this period~~.

Commissions Paid To Broker Dealers. Why was the phrase “all or in part” added to the first sentence of the second paragraph (“Compensation is based, all or in part, on a premium value referred to as the Commissionable Target Premium.”)?

Response: This phrase was inserted to allow for asset-based compensation. Consistent with that change, DISTRIBUTION AND COMPENSATION was also updated in this prospectus to explain that “Also, in lieu of premium-based commission, comparable amounts may be paid over time based on accumulated Contract Fund value.”

5. OTHER BENEFITS AVAILABLE UNDER THE CONTRACT

About the S&P 500® Indexed Account Rider: Update this description to represent that this rider is in substantial compliance with the conditions set forth in the relevant securities laws.

Response: The second paragraph of this subsection has been updated as follows:

“We believe that there are sufficient insurance elements and guarantees with respect to this rider to qualify for an exemption from registration under the federal securities laws under Section 3(a) (8) of the Securities Act of 1933 and Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. ~~Therefore,~~ We believe this rider is in substantial compliance with the conditions set forth in these laws and therefore it has not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. ~~Accordingly, this rider is not subject to the provisions of these Acts.~~ Any inaccurate or misleading disclosure regarding the rider is subject to certain generally applicable provisions of federal securities laws.

If you have any questions, please contact me at 860-534-6087.

Very truly yours,

/s/ Christopher J. Madin	August 24, 2023

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey	Date

Via EDGAR